Exhibit 99.2

23280 SHL Telemedicine VIF Proof 9 Recommend Yes No Special General Shareholders Meeting of SHL Telemedicine Ltd. Date: June 22, 2023 See Voting Instruction On Reverse Side. Please make your marks like this: _ Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Ç Please separate carefully at the perforation and return just this portion in the envelope provided. Ç _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Special General Shareholders Meeting SHL Telemedicine Ltd. to be held June 22, 2023 For Holders as of May 15, 2023 All votes must be received by 12:00 p.m. EST June 16, 2023. Copyright © 2023 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR SHL TELEMEDICINE LTD. P.O. BOX 8016 CARY, NC 27512-9903 Recommend Agenda: For Against Abstain 1. To reelect Yehoshua (Shuky) Abramovich as an External Director of the Company, to serve for a term of three years commencing at the end of his current term or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”). 1(a). Are you a “Controlling Shareholder”[1] or do you have a “personal benefit or other interest”[1] in the proposal?[2] If you checked “YES”, please describe: ________________________________________________________ ________________________________________________________ [1] As such term is defined in the Israel Companies Law and as described in the Proxy Statement for the Special General Meeting [2] In the event you either fail to check this box or mark “Yes” but fail to describe the nature of your personal benefit or other interest, your vote will not be counted. 23280 SHL Telemedicine VIF.indd 1 3280 SHL Telemedicine VIF.indd 1 5/3/2023 10:08:49 AM /3/2023 10:08:49 AM

23280 SHL Telemedicine VIF Proof 9 SHL Telemedicine Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on June 16, 2023) The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of SHL Telemedicine Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business May 15, 2023, at the Company’s Special General Shareholders Meeting to be held on June 22, 2023, at 5:00 p.m. Israel time at the Company’s offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel. NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR SHL Telemedicine Ltd. P.O. Box 8016 Cary, NC 27512-9903 23280 SHL Telemedicine VIF.indd 2 3280 SHL Telemedicine VIF.indd 2 5/3/2023 10:08:49 AM /3/2023 10:08:49 AM